Via Facsimile and U.S. Mail
Mail Stop 4720

August 31, 2009

Ms. Dianne M. Lyons
Chief Financial Officer
United Fire & Casualty Company
118 Second Avenue, S.E.,
Cedar Rapids, Iowa 52407

Re: United Fire & Casualty Company
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2009
DEF 14A
File No. 001-34257

Dear Ms. Lyons:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Estimates</u>

<u>Investment Valuation, page 45</u>

1. Please disclose information obtained from independent pricing services and brokers as follows:

    - The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;
    - Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from the independent pricing services or brokers; and
    - The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

2. Please address the following:
    - The significant assumptions and other inputs used in your valuation models and a description of how these assumptions and inputs were derived;
    - Whether the valuation models used have changed from prior periods and a disclosure of the quantitative effect of such changes to the extent possible; and
    - A sensitivity analysis of the effect on operations and financial position of reasonably likely changes in the assumptions used.

3. Please revise your disclosure to discuss the amount of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

<u>Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 59</u>

4. Please revise your sensitivity analysis to disclose sensitivities regarding your fixed maturity securities similar to the investment classification presented in the table on page 72.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Significant Accounting policies

Securities lending, page 71

5. Please address the following issues related to the accounting treatment for your securities lending transactions:

   - Cite references to the authoritative literature that you relied upon in accounting for your secured lending program;
   - Provide us with your analysis of the accounting guidance for securities lending transactions in SFAS 140, including references to paragraphs 15 and 91 through 95;
   - Disclose any restrictions on the use of the cash collateral received; and
   - Disclose all of the significant terms and conditions of your securities lending agreements.

Note 3. Fair Value of Financial instruments, page 78

6. Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities on page 80 and in the MD&A to present the transfers in and out on a gross basis. For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

Form 10-Q for the Quarterly period ended June 30, 2009

Signatures

7. We note from your most recent Form 10-Q that Ms. Lyons is also the company's principal accounting officer, however she has not signed the Form 10-K in this capacity. In the future, the Form 10-K should also be signed by the company's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the Form 10-K should indicate each capacity in which he signs the report. See General Instruction D to Form 10-K.

DEF 14A

<u>Compensation Discussion and Analysis</u>
<u>Compensation and Benefits Philosophy, page 15</u>

8. We note that when determining the compensation levels for executive officers, your Compensation Committee considers "the compensation and benefits of executives of other insurance companies and companies of comparable size and geographic scope." Please expand the discussion to identify the companies selected as your peer group and the criteria used to select the respective "insurance companies and companies of comparable size and geographic scope." In addition, please describe how the Compensation Committee utilized and weighted this peer group information in its process to determine compensation levels.

<u>Direct Compensation</u>
<u>Base Salary, page 17</u>

9. We note that to determine increases in an executive's base salary, you considered individual performance, pertinent experience with you, and increases in responsibility. We also note the 2008 salaries for Ms. Lyons and Messrs. Ramlo, McIntyre, Rife and Wilkins were increased or decreased by 19.2%, 24.4%, 0%, -50%, and 16.7%, respectively, compared to their 2007 salaries. However, your Compensation Discussion and Analysis does not disclose the individual performance objectives, experience evaluations, or any changes of responsibilities the Compensation Committee considered to determine the increases or decreases in your executive officers' base salaries. Please provide us supplementally with a discussion explaining the Committee's 2009 salary increase decisions and confirm that you will provide comparable information, as applicable, in your 2010 proxy statement. Your discussion should include the following:

    - The Committee's assessment of the individual performance of each NEO including the factors, criteria, objectives or standards they considered in assessing performance;
    - The Committee's evaluations of pertinent experience for each NEO;
    - The Committee's analysis of any changes in the respective responsibilities of each NEO; and
    - An explanation of how the assessment of individual performance, pertinent experience, and level of responsibility affected any change in base salaries.

    To the extent that these criteria, objectives, goals, etc. used to assess performance are quantifiable, the discussion in your proxy statement should also be quantified.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Staff Attorney at (202) 551-3862 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant